UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: March 3, 2006

HENDRX CORP.
(Exact name of registrant as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

000-50546	86-0914052
(Commission File Number)	(IRS Employer Identification Number)

Robert De Costa, Chief Executive Officer

2610-1066 West Hastings Street, Vancouver, British Columbia V6E 3X2

(Address of principal executive offices)

(604) 682-4379

(Registrant's telephone number, including area code)

3665 Ruffin Road, Suite 225, San Diego, California 92123

(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01   REGULATION FD DISCLOSURE.

The information contained herein includes a press release dated March 3, 2006, announcing legal proceedings which have been initiated by Worldwide Water, LLC ("WWL") against a number of defendants, including Hendrx Corp. ("Hendrx"). The press release is attached as Exhibit 99 and is incorporated by reference into this Item 7.01 in satisfaction of the public disclosure requirements of Regulation FD.

This information is "furnished" and not "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, or otherwise subject to the liabilities of that section. However, this information may be incorporated by reference in another filing under the Securities and Exchange Act of 1934 or the Securities Act of 1933 only if, and to the extent that, such subsequent filing specifically references the information incorporated by reference herein.

ITEM 8.01   OTHER INFORMATION

Legal proceedings have been initiated by WWL against a number of defendants, including Hendrx, in the Superior Court for the County of Los Angeles, State of California, for breach of contract and patent infringement. The complaint alleges that an agreement between WWL and AirWater Corporation ("AirWater") was contravened when AirWater contracted with Fujian Yuxin Electronic Equipment Co. Ltd., a wholly owned subsidiary of Hendrx, to manufacture atmospheric water generators ("AWGs"), on an original equipment manufacturer (OEM) basis, that infringe WWL's patents. WWL's suit seeks damages of $1,000,000 from the defendants in addition to accrued interest and costs. Hendrx denies any culpability or liability in this matter and believes that it will ultimately succeed in defending the merits of this position.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS.

(d)   The following exhibits are filed herewith:

Exhibit No.	Page No.	Description
99	3	Press release dated March 3, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

<u>Registrant</u>	<u>Date</u>
Hendrx Corp.	March 3, 2006

By: /s/ Bob De Costa
Name: Bob De Costa
Title: Chief Executive Officer

HENDRX CORP.

News Release

HENDRX MADE PARTY TO CONTRACT AND PATENT INFRINGEMENT SUIT

VANCOUVER, British Columbia, March 3, 2006 - Hendrx Corp. (OTC Bulletin Board: HDRX) ("Hendrx") announced today that legal proceedings have been initiated by Worldwide Water, LLC ("WWL") against a number of defendants, including Hendrx, in the Superior Court for the County of Los Angeles, State of California, for breach of contract and patent infringement.

The complaint alleges that an agreement between WWL and AirWater Corporation ("AirWater") was contravened when AirWater contracted with Fujian Yuxin Electronic Equipment Co. Ltd ("Yuxin"), a wholly owned subsidiary of Hendrx, to manufacture atmospheric water generators ("AWGs"), on an original equipment manufacturer (OEM) basis, that infringe WWL's patents. WWL's suit seeks damages of $1,000,000 from the defendants in addition to accrued interest and costs. Hendrx denies any culpability or liability in this matter and believes that it will ultimately succeed in defending the merits of this position.

ABOUT HENDRX CORP.

Hendrx is engaged in the research, development, manufacture, marketing and world wide distribution of water generation, filtration, ionization, and purification devices. Hendrx's products include AWG units, Alkaline Calcium Ionic Water Dispensers, Reverse Osmosis ("RO") devices and RO under sink systems, as well as carbon filtration devices.

AWG 'self-contained' products extract moisture from the atmosphere and transform it into pure, healthy, drinking water with no plumbing hook-ups or water lines. This technology taps into a virtually unlimited supply of water from the atmosphere and creates clean potable water that meets or surpasses international water quality standards. Current distribution to over 40 countries worldwide targets the residential, commercial, industrial, government and humanitarian markets.

For investor, product or corporate info, visit their website at www.hendrxcorp.com, email Hendrx at info@hendrxcorp.com, or call 1-877-HENDRX-1.

CAUTIONARY STATEMENTS

The opinions and statements contained herein are accurate as of the date on which same are made, are not guarantees of future outcomes which may involve numerous and certain risks, uncertainties or assumptions that are difficult to predict, and many or most of which may be beyond the control or influence of the management at Hendrx. Therefore, actual outcomes and results could materially differ from what is expressed, implied, or forecast in such forward-looking statements.

Hendrx assumes no obligation to update the information contained in this press release. Hendrx's future results may be impacted by risks associated with rapid technological change, new product introductions, existing or new competition, new technological developments and implementations, managing growth, execution issues associated with new technology and product developments and enhancements, ramping manufacturing production to meet demand, our working capital needs and access to such working capital, potential fluctuations in quarterly operating results, adjustments to these amounts which may be reflected in our quarterly filings, competition, financial and budgetary constraints of prospects and customers, international order delays, dependence upon sole and limited source suppliers, any future unknown governmental inquiries and investigations, fluctuations in component pricing, government regulations, distributor performance and results, dependence upon key employees, and our ability to retain employees. Hendrx's future results may also be impacted by other risk factors listed from time to time in its filings with the Securities and Exchange Commission, including, but not limited to, Hendrx's Annual Report on Form 10-KSB and Quarterly Reports on Form 10-QSB. Hendrx's public filings may be viewed at www.sec.gov.

The statements made herein are independent statements made solely by management of Hendrx. The inclusion of any third parties does not represent an endorsement of any Hendrx products or services by any such third parties.

CONTACT

Hendrx Corp.

Bruce Nurse
Investor Relations
1-877-HENDRX-1 (1-877-436-3791)
email: info@hendrxcorp.com